JONES DAY

1420 PEACHTREE STREET, N.E. • SUITE 800 • ATLANTA, GEORGIA 30309.3053

TELEPHONE: +1.404.521.3939 • FACSIMILE: +1.404.581.8330

June 10, 2019

Via EDGAR

Mr. Joshua Shainess

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Modern Media Acquisition Corp. S.A.

Amendment No. 1 to Form F-4

Filed March 29, 2019

File No. 333-229613

Dear Mr. Shainess:

On behalf of our client, Modern Media Acquisition Corp. S.A. (the “Company”), this letter responds to comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated April 8, 2019 (the “Comment Letter”) in regard to the above-referenced Amendment No. 1 to the draft registration statement on Form F-4 (the “Registration Statement”). In conjunction with this letter, the Company is publicly filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). The changes reflected in Amendment No. 2 include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. All defined terms in this letter have the same meaning as in the Registration Statement, unless otherwise indicated.

The Company’s responses to the comments presented in the Comment Letter are set forth below. The text of the applicable comment precedes each of the Company’s responses.

Amendment No. 1 to Form F-4

Proxy Statement/Prospectus Cover Page, page i

ALKHOBAR • AMSTERDAM • ATLANTA • BEIJING • BOSTON • BRISBANE • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLASDETROIT • DUBAI • DÜSSELDORF • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MELBOURNE MEXICO CITY • MIAMI • MILAN • MINNEAPOLIS • MOSCOW • MUNICH • NEW YORK • PARIS • PERTH • PITTSBURGH • RIYADHSAN DIEGO • SAN FRANCISCO • SÃO PAULO • SHANGHAI • SILICON VALLEY • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 10, 2019

1.	Disclose that if the cash distribution to Akazoo equityholders is reduced from $20 million, then Akazoo equityholders will receive more shares in PubCo in the business combination.

Response: In response to the Staff’s comment, the Company has revised the prospectus cover page to explain that if the cash distribution to Akazoo equityholders is reduced from $20 million, Akazoo equityholders will receive more shares in PubCo in the business combination. Please see page ii of the prospectus cover page included in Amendment No. 2.

2.

To provide context to your disclosure regarding the terms of the business combination and the impact of redemptions by holders of public shares, please disclose the total number of public shares issued, the number redeemed in connection with the solicitation to extend the time to consummate a business combination, and the current number of public shares outstanding. Similarly, disclose the original amount deposited in the trust account, the amount of the trust funds used to redeem shares in connection with the solicitation to extend the time to consummate a business combination and the current amount of funds in the trust account.

Response: In response to the Staff’s comment, the Company has revised the prospectus cover page to disclose the total number of public shares issued, the number redeemed in connection with the initial solicitation to extend the time to consummate a business combination, the current number of public shares outstanding, the original amount deposited in the trust account, the amount of the trust funds used to redeem shares in connection with the initial solicitation to extend the time to consummate a business combination and the current amount of funds in the trust account.

Additionally, the Company has clarified that additional public shares may be redeemed in connection with a second solicitation to extend time to consummate a business combination, and that, if the deadline for electing redemption occurs after the date of the proxy statement/prospectus, the Company will publicly announce by press release the number of public shares so redeemed promptly after that number has been determined.

Please see page ii of the prospectus cover page included in Amendment No. 2.

What consideration will be paid in connection with the Business Combination?, page 10

3.

We note your response to prior comment 26 and the disclosure provided on page 10 and elsewhere. Please clarify your disclosure and explain to us how the cash payment to the former shareholders of Akazoo prevents the dilution of MMAC stockholders upon consummation of the recapitalization transaction.

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 10, 2019

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to clarify how the cash payment to former equityholders of Akazoo impacts the dilution of MMAC stockholders by reducing the number of PubCo Ordinary Shares issued to Akazoo equityholders and by tying the reduction to the amount in the trust account. Please see pages 10, 11, 12 and 124 of Amendment No. 2.

Questions and Answers About the Business Combination and the Special Meeting. Will I experience dilution as a result of the Business Combination?, page 11

4.

We note that a material amount of redemptions are permitted under the maximum redemption condition, this maximum redemption amount may be waived by Akazoo, and Akazoo equityholders will receive more shares in PubCo if the $20 million cash distribution is reduced. Therefore, also disclose the percentage of PubCo common shares that the MMAC public shareholders, MMAC sponsor and Akazoo equityholders will own assuming maximum redemption and the waiver of the maximum redemption amount. Provide this disclosure elsewhere as appropriate, including in connection with the diagram of the post-business combination structure on page 17.

Response: In response to the Staff’s comment, the Company has disclosed the percentage of PubCo Ordinary Shares that the Akazoo equityholders, the MMAC public shareholders and the MMAC founders will own assuming maximum redemption and the waiver of the maximum redemption amount. Please see page 11 of Amendment No. 2.

Selected Historical Financial Date of Akazoo, page 27

5.	Please disclose historic net income per share data for each of the periods presented pursuant to Item 3.A.2 of Form 20-F.

Response: In response to the Staff’s comment, the Company has updated the selected historical financial data table to disclose historical net income per share data. Please see page 28 of Amendment No. 2.

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 10, 2019

6.

We note in connection with the formation of the LuxCo holding company, LuxCo shares will be issued in exchange for Akazoo shares on a 100 for 1 basis. Please disclose pro forma per share data for the most recent year and subsequent interim period to give effect to this stock split.

Response: In response to the Staff’s comment, the Company has updated the selected historical financial data table to disclose pro forma per share data giving effect to the stock split. Please see page 28 of Amendment No. 2.

Comparative Historical and Unaudited Pro Forma Per Share Data, page 34

7.

We note on page 123, for accounting purposes, the Business Combination will be treated as the equivalent of Akazoo issuing shares for the net assets of MMAC, accompanied by a recapitalization. Please revise the first and third paragraphs on page 34, and elsewhere in the filing as applicable, to characterize the transaction as recapitalization of Akazoo and not a business combination.

Response: In response to the Staff’s comment, the Company has revised the characterization of the transaction on pages 31, 32, 122, 123, 124, 126 and 128 of Amendment No. 2.

8.	Provide Akazoo equivalent per share data pursuant to Item 3(f) of Form F-4.

Response: In response to the Staff’s comment, the Company has updated the table on page 34 of Amendment No. 2 to include the Akazoo equivalent per share data.

9.	We note your response to prior comment 14. Please explain to us how you calculated the MMAC pro forma book value per share amounts disclosed in footnote (c) on page 34.

Response: The Company notes the Staff’s comment and advises the Staff that the MMAC pro forma book value per share is calculated as the Pro Forma Combined book value of equity per share less the Akazoo Pro Forma book value of equity per share divided by the weighted average total shares outstanding under each scenario.

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 10, 2019

10.

We note prior to the effective date of the merger with MMAC, LuxCo will become a holding company of Akazoo through a share exchange on a 100 for 1 basis. Please revise the historic per share data of Akazoo to reflect the effects of this reorganization, which we note is effectively a share split.

Response: In response to the Staff’s comment, the Company has updated the historic per share data of Akazoo in the table on page 34 of Amendment No. 2 to reflect the effects of the share exchange.

Certain U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders, page 91

11.

We note your response to prior comment 24. Please further clarify your disclosure by stating at the beginning of this subsection that the discussion constitutes the opinion of named counsel. Then, clarify that the second paragraph of the subsection discusses why counsel cannot opine that the merger “will” qualify as a reorganization within the meaning of Section 368 of the Code. Consider whether you should discuss the alternative tax consequences if the business combination does not qualify as a Section 368 reorganization. Lastly, indicate on pages 12 and 20 that you received a legal opinion on the tax consequences and there is uncertainty that the business combination will be nontaxable to MMAC securityholders.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 91 of Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Statements

Basis of Pro Forma Presentation, page 123

12.

We note Akazoo may waive the condition requiring that MMAC not have less than $60 million of cash available in the trust account upon consummation of the business combination. Please provide an additional pro forma presentation to give effect to the possibility of the consummation of the business combination under a scenario where redemptions reduce MMAC’s net tangible assets to the $5,000,001 minimum. Please make similar revisions to the Selected Unaudited Pro Forma Condensed Combined Financial Information and the Comparative Historical and Unaudited Pro Forma Per Share Data.

Response: In response to the Staff’s comment, the Company has revised the pro forma presentation to add “Scenario 3,” which gives effect to the possibility of the consummation of the Business Combination under a scenario where redemptions reduce MMAC’s net tangible assets to the $5,000,001 minimum. See pages 122 through 128 of Amendment No. 2.

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 10, 2019

13.

We note as of June 30, 2018 Akazoo is reporting a retained deficit. Please clarify on page 124 and elsewhere, as applicable, that the payment of the $20 million cash distribution would represent a return of share premium, if true, or advise us.

Response: The Company notes the Staff’s comment and advises the Staff that the payment of the $20 million cash distribution would mostly represent a return of share premium as there is insufficient retained earnings to pay out the cash distribution. In response to the Staff’s comment, the Company has revised the disclosure on pages 31, 34, 81, 114, 124, 126 and 128 of Amendment No. 2.

Pro Forma Condensed Combined Statement of Financial Position as of June 30, 2018, page 125

14.

We note your response to prior comment 27. However, since this is a planned distribution to owners of Akazoo, from the proceeds to be contributed by the shareholders of MMAC, we believe you should reflect as a liability in the Akazoo pro forma balance sheet an accrual for the $20 million distribution.

Response: The Company notes the Staff’s comment and advises the Staff that the cash distribution is not being made by Akazoo, and therefore Akazoo believes that a liability should not be accrued on the Akazoo Pro Forma Condensed Combined Statement of Financial Position. Please see note (9) of the Pro Forma Condensed Combined Statement of Financial Position on page 126 of Amendment No. 2.

Pro Forma Condensed Combined Statement of Operations, page 127

15.

We note on page ii the disclosed number of shares to be issued by PubCo does not agree with the number of shares used to calculate pro forma earnings per share assuming no redemption. Please revise your disclosures or explain to us why there is a difference in the number of shares.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 128 of Amendment No. 2.

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 10, 2019

16.

We note in connection with the formation of the LuxCo holding company, LuxCo shares will be issued in exchange for Akazoo shares on a 100 for 1 basis. Please replace the historic Akazoo per share data and the number of outstanding shares with pro forma amounts that give effect to this stock split.

Response: In response to the Staff’s comment, the Company has updated the historical Akazoo per share data and the number of outstanding shares to disclose pro forma per share data giving effect to the stock split. See pages 122 through 128 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Akazoo

Key Performance Indicators, page 142

17.

We note your response to prior comment 30. Please disclose whether management tracks the number of subscribers who sign up directly with Akazoo as opposed to through a third party for each period. To the extent material, please disclose any changes or trends with respect to the percentage of subscribers derived from your partners for the applicable periods.

Response: The Company notes the Staff’s comment and advises the Staff that Akazoo utilizes a variety of partnership structures and models. At one end of the spectrum there are business-to-business (B2B) partnerships that bundle offers, while at the other end of the spectrum there is direct business-to-customer (B2C) acquisition through co-promotion, whereby Akazoo acquires subscribers directly as a result of partner marketing efforts.

However, having partnerships does not mean that subscribers sign up through a partner; Akazoo may sign up a subscriber directly despite the acquisition being driven by partner marketing—for example, through marketing access to the user base of a partner. As a result, the great majority of subscriber acquisitions are directly signed by Akazoo even though they are driven through partners.

As disclosed on page 130 of Amendment No. 2, up to an estimated 20% of Akazoo’s user and subscriber base is derived from partnerships (even if signed up directly), but Akazoo does not actively track origination.

Often the origin of a subscriber is not clear cut and many subscribers that leave again are retargeted later by Akazoo. As a result, Akazoo does not believe that the distinction is a reliable metric.

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 10, 2019

18.

We note your response to prior comment 35. Based upon your disclosure on pages 55 and 142, it appears PubCo will review key metrics such as churn and customer acquisition costs (“CAC”) to evaluate growth trends, measure PubCo’s performance, and make strategic decisions. We also note that Akazoo’s service royalties may be dependent upon the rates of subscriber churn. As such, we continue to believe you should disclose average monthly churn for each period.

Response: The Company notes the Staff’s comment and advises the Staff that Akazoo’s churn rate has historically not dictated royalty rates or royalties. Instead, it is country churn trends and dynamics that inform content owner pricing policies (and not by the churn metric of Akazoo in particular). Akazoo references churn rate related to these country churn trends, as opposed to Akazoo’s specific churn rate. In addition, at this time in Akazoo’s life cycle, Akazoo does not believe monthly churn is a key metric. The disclosure on pages 56 and 142 has been revised in order to reflect the foregoing.

Akazoo Limited Consolidated Financial Statements

Consolidated Statement of Profit or Loss and Other Comprehensive Profit, page F-3

19.	Please disclose historic earnings per share data pursuant to IAS 33.

Response: In response to the Staff’s comment, the Akazoo Limited Consolidated Statement of Profit or Loss and Other Comprehensive Profit for the three years ended December 31, 2018 included in Amendment No. 2 discloses historic earnings per share data.

20.

We note in connection with the formation of the LuxCo holding company, LuxCo shares will be issued in exchange for Akazoo shares on a 100 for 1 basis. Please disclose pro forma earnings per share data for the latest year and subsequent interim period to give effect to this share exchange.

Response: In response to the Staff’s comment, the Akazoo Limited Consolidated Statement of Profit or Loss and Other Comprehensive Profit for the year ended December 31, 2018 included in Amendment No. 2 discloses the requested pro forma earnings per share data.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

June 10, 2019

If you have any questions regarding the foregoing, please do not hesitate to contact me at 404.581.8573 or mlhanson@jonesday.com.

Very truly yours,

/s/ Mark L. Hanson

cc:	Lewis W. Dickey, Jr.

Bradley C. Brasser, Esq.

Robert B. Barnes, Esq.

Mitchell Day, Esq.

(Jones Day)

Mitchell S. Nussbaum, Esq.

David J. Levine, Esq.

(Loeb & Loeb LLP)